UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:  December 31, 2010

Nothing in this form shall be construed to imply that the Commission has verified any information herein.

PART I – REGISTRANT INFORMATION

WRITERS’ GROUP FILM CORP.
______________________________
Full Name of Registrant

1752 East Avenue J  #266
______________________________
Address of Principal Executive Office (Street and Number)

Lancaster, CA  93535
______________________________
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of the form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report on Form 10-Q will be filed on or before the fifth (5th) calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

Our quarterly report on Form 10-Q could not be filed within the prescribed time period, as we conducted a spin-off of all three of our subsidiaries in January, 2011, as well as a reverse split of all issued and outstanding shares of our Common Stock, and therefore required additional time to prepare our financial statements for review.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Tal L. Kapelner	213	694-1888
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒  Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes  ☒  No

WRITERS’ GROUP FILM CORP.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 27, 2011	By:	/s/ Tal L. Kapelner
Tal L. Kapelner, President

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